Exhibit 99.1

Ctrip Reports Unaudited Second Quarter 2014 Financial Results

Shanghai, China, July 30, 2014 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2014.

Highlights for the Second Quarter of 2014

•                      Net revenues were RMB1.7 billion (US$278 million) for the second quarter of 2014, up 38% year-on-year, exceeding our net revenue guidance for the second quarter 2014 of 30-35% increase year-on-year.

•                      Accommodation reservation revenues increased 47% year-on-year, reaching RMB753 million (US$121 million) for the second quarter of 2014, and accommodation reservation volume increased 64% year-on-year, exceeding our guidance of 50-60% volume increase year-on year.

•                      Transportation ticketing revenues increased 39% year-on-year, reaching RMB726 million (US$117 million) for the second quarter of 2014, and transportation ticketing volume increased 83% year-on-year, exceeding our guidance of 50-60% volume increase year-on year.

•                      Gross margin was 72% for the second quarter of 2014, compared to 75% in the same period in 2013, and remained consistent with that in the previous quarter.

•                      Income from operations was RMB91 million (US$15 million) for the second quarter of 2014, down 54% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB202 million (US$33 million), down 34% year-on-year.

•                      Operating margin was 5% for the second quarter of 2014, compared to 16% in the same period in 2013 and 4% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 12%, compared to 25% in the same period in 2013, and remained consistent with that in the previous quarter.

•                      Net income attributable to Ctrip’s shareholders was RMB135 million (US$22 million) for the second quarter of 2014, down 36% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB246 million (US$40 million), down 23% year-on-year.

•                      Diluted earnings per ADS were RMB0.88 (US$0.14) for the second quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.58 (US$0.26) for the second quarter of 2014.

•                      Share-based compensation charges were RMB111 million (US$18 million), accounting for 6% of the net revenues, or RMB0.7 (US$0.12) per ADS for the second quarter of 2014.

“We have continued to maintain an accelerated growth rate in the second quarter of 2014,” said James Liang, Chairman and Chief Executive Officer of Ctrip. “Both accommodation reservation and transportation ticketing services achieved strong volume growth at 64% and 83% year-over-year respectively. During the second quarter of 2014, approximately 80% of Ctrip’s total transactions were booked online or through mobile channels. Ctrip has successfully built an industry-leading mobile travel platform by offering travelers the most comprehensive products with the most competitive prices and the best user experience. The number of Ctrip Mobile App downloads has reached 200 million, growing at a rate of 60% quarter-over-quarter. Total mobile transaction value for the second quarter of 2014 more than tripled from a year ago and the peak daily transaction value exceeded RMB 220 million recently.”

Second Quarter 2014 Financial Results

For the second quarter of 2014, Ctrip reported total revenues of RMB1.8 billion (US$293 million), representing a 38% increase from the same period in 2013. Total revenues for the second quarter of 2014 increased by 9% from the previous quarter.

Accommodation reservation revenues amounted to RMB753 million (US$121 million) for the second quarter of 2014, representing a 47% increase year-on-year, primarily driven by an increase of 64% in accommodation reservation volume and partially offset by the decrease of commission per room night. Accommodation reservation revenues increased by 15% quarter-on-quarter.

Transportation ticketing revenues for the second quarter of 2014 were RMB726 million (US$117 million), representing a 39% increase year-on-year, driven by an increase of 83% in ticketing volume. Transportation ticketing revenues increased by 11% quarter-on-quarter.

Packaged-tour revenues for the second quarter of 2014 were RMB205 million (US$33 million), representing a 10% increase year-on-year, driven by an increase of 42% in volume of organized tours and self-guided tours. Packaged-tour revenues decreased by 21% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the second quarter of 2014 were RMB90 million (US$15 million), representing a 37% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenue increased by 27% quarter-on-quarter, primarily due to seasonality.

For the second quarter of 2014, net revenues were RMB1.7 billion (US$278 million), representing a 38% increase from the same period in 2013. Net revenues for the second quarter of 2014 increased by 9% from the previous quarter.

Gross margin was 72% for the second quarter of 2014, compared to 75% in the same period in 2013 and remained consistent with that in the previous quarter.

Product development expenses for the second quarter of 2014 increased by 55% to RMB479 million (US$77 million) from the same period in 2013 and 9% from the previous quarter, primarily due to an increase in product development personnel related expenses. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 25% of the net revenues, increased from 22% in the same period in 2013 and remained consistent with that in the previous quarter.

Sales and marketing expenses for the second quarter of 2014 increased by 77% to RMB479 million (US$77 million) from the same period in 2013 and increased by 12% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 27% of the net revenues, increased from 21% in the same period in 2013 and 26% in the previous quarter.

General and administrative expenses for the second quarter of 2014 increased by 22% to RMB194 million (US$31 million) from the same period in 2013 and 2% from the previous quarter primarily due to an increase in administrative personnel related expenses. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, remained consistent with that in the same period in 2013 and the previous quarter.

Income from operations for the second quarter of 2014 was RMB91million (US$15 million), representing a decrease of 54% from the same period in 2013 and an increase of 28% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB202 million (US$33 million), representing a decrease of 34% from the same period in 2013 and an increase of 5% from the previous quarter.

Operating margin was 5% for the second quarter of 2014, compared to 16% in the same period in 2013, and 4% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 12%, compared to 25% in the same period in 2013, and remained consistent with that in the previous quarter.

The effective tax rate for the second quarter of 2014 was 32%, increased from 27% in the same period of 2013, primarily due to the increase in the amount of non-tax-deductible share-based compensation as a percentage to our income as a whole. The effective tax rate for the second quarter of 2014 decreased from 40% in the previous quarter, primarily due to certain tax benefits granted by the local tax bureau in the second quarter of 2014.

Net income attributable to Ctrip’s shareholders for the second quarter of 2014 was RMB135 million (US$22 million), representing a decrease of 36% from the same period in 2013 and an increase of 17% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB246 million (US$40 million), representing a decrease of 23% from the same period in 2013 and an increase of 4% from the previous quarter.

Diluted earnings per ADS were RMB0.88 (US$0.14) for the second quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.58 (US$0.26) for the second quarter of 2014.

As of June 30, 2014, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB10.8 billion (US$1.7 billion).

Business Outlook

For the third quarter of 2014, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 30-35%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Recent Development

As of July 30, 2014, Ctrip had purchased approximately 19 million ADSs in aggregate with a total consideration of US$370 million.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on July 30, 2014 (or 8:00AM on July 31, 2014 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.877.299.4502, International dial-in number +1.617.597.5442, Passcode 85282121#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PPMBUNHGQ

A telephone replay of the call will be available after the conclusion of the conference call until August 6, 2014. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 41610502.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2014 and 2013. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travellers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	7,138,344,814	6,548,622,152	1,055,616,441
Restricted cash	739,543,614	1,209,087,347	194,900,920
Short-term investment	3,635,090,955	3,012,465,793	485,599,618
Accounts receivable, net	1,518,230,029	1,998,512,645	322,153,692
Prepayments and other current assets	1,237,530,956	1,811,252,378	291,967,951
Deferred tax assets, current	96,979,500	112,223,898	18,090,125

Total current assets	14,365,719,868	14,692,164,213	2,368,328,747

Long-term deposits and prepayments	559,185,652	2,053,754,455	331,058,491
Land use rights	107,476,794	105,909,243	17,072,223
Property, equipment and software	1,412,943,693	2,095,403,912	337,772,247
Investment	2,857,213,480	3,030,398,888	488,490,375
Goodwill	972,531,184	1,180,513,074	190,294,841
Intangible assets	356,653,022	426,170,269	68,697,251
Other long-term receviables	186,750,769	189,131,150	30,487,322

Total assets	20,818,474,462	23,773,445,204	3,832,201,497

LIABILITIES
Current liabilities:
Short-term borrowings	774,599,341	1,540,973,395	248,399,864
Accounts payable	1,637,545,824	2,171,110,809	349,975,951
Salary and welfare payable	257,641,763	301,002,241	48,520,575
Taxes payable	315,299,656	363,284,813	58,560,322
Advances from customers	2,451,931,450	3,071,903,156	495,180,727
Accrued liability for customer reward program	284,668,935	373,838,765	60,261,584
Other payables and accruals	646,321,729	1,067,255,633	172,038,112

Total current liabilities	6,368,008,698	8,889,368,812	1,432,937,135

Deferred tax liabilities, non-current	63,197,155	72,004,775	11,606,934
Long-term Debt	5,657,182,650	5,797,264,200	934,500,000

Total liabilities	12,088,388,503	14,758,637,787	2,379,044,069

SHAREHOLDERS’ EQUITY
Share capital	3,033,490	3,069,141	494,735
Additional paid-in capital	4,088,484,766	4,512,752,886	727,440,984
Statutory reserves	118,449,230	118,449,230	19,093,628
Accumulated other comprehensive income	372,634,580	202,734,123	32,680,077
Retained Earnings	5,498,934,733	5,749,174,666	926,748,125
Treasury stock	(1,551,141,268)	(1,997,296,415)	(321,957,640)

Total Ctrip’s shareholders’ equity	8,530,395,531	8,588,883,631	1,384,499,909

Noncontrolling interests	199,690,428	425,923,786	68,657,519

Total shareholders’ equity	8,730,085,959	9,014,807,417	1,453,157,428

Total liabilities and shareholders’ equity	20,818,474,462	23,773,445,204	3,832,201,497

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation **	510,977,850	656,662,297	752,565,453	121,311,086
Transportation ticketing ***	522,013,771	651,065,201	725,513,462	116,950,394
Packaged tour	187,024,425	259,220,548	205,141,896	33,068,202
Corporate travel	65,944,003	70,956,329	90,442,575	14,579,047
Others	34,190,294	35,268,438	45,842,408	7,389,646

Total revenues	1,320,150,343	1,673,172,813	1,819,505,794	293,298,375

Less: business tax and related surcharges	(75,294,640)	(91,384,691)	(97,244,864)	(15,675,554)

Net revenues	1,244,855,703	1,581,788,122	1,722,260,930	277,622,821

Cost of revenues	(309,111,062)	(449,411,887)	(478,601,393)	(77,148,977)

Gross profit	935,744,641	1,132,376,235	1,243,659,537	200,473,844

Operating expenses:
Product development *	(309,851,724)	(440,653,457)	(479,262,194)	(77,255,496)
Sales and marketing *	(271,244,149)	(429,548,555)	(479,274,011)	(77,257,401)
General and administrative *	(158,708,095)	(191,227,092)	(194,203,673)	(31,304,996)

Total operating expenses	(739,803,968)	(1,061,429,104)	(1,152,739,878)	(185,817,893)

Income from operations	195,940,673	70,947,131	90,919,659	14,655,951

Interest income ****	46,994,570	92,166,471	83,277,622	13,424,080
Interest expense ****	(3,932,234)	(32,998,931)	(33,693,033)	(5,431,207)
Other income/(expense)	24,056,241	(14,298,252)	5,265,556	848,790

Income before income tax expense and equity in income	263,059,250	115,816,419	145,769,804	23,497,614

Income tax expense	(70,419,098)	(46,686,845)	(47,090,068)	(7,590,765)
Equity in (loss)/income of affiliates	(4,525,873)	19,231,991	13,215,687	2,130,325

Net income	188,114,279	88,361,565	111,895,423	18,037,174

Less: Net loss attributable to noncontrolling interests	22,266,815	26,990,188	22,992,757	3,706,357

Net income attributable to Ctrip’s shareholders	210,381,094	115,351,753	134,888,180	21,743,531

Comprehensive income/(loss) attributable to Ctrip’s shareholders	208,157,307	(180,401,468)	260,740,944	42,030,586

Earnings per ordinary share
- Basic	6.44	3.39	3.97	0.64
- Diluted	5.88	3.00	3.51	0.57

Earnings per ADS
- Basic	1.61	0.85	0.99	0.16
- Diluted	1.47	0.75	0.88	0.14

Weighted average ordinary shares outstanding
- Basic	32,677,730	33,994,500	33,952,472	33,952,472
- Diluted	36,573,910	39,496,370	39,339,689	39,339,689

* Share-based compensation charges included are as follows:
Product development	35,003,222	44,381,634	41,555,508	6,698,612
Sales and marketing	12,325,365	12,995,817	11,715,564	1,888,511
General and administrative	63,838,858	64,266,792	58,066,756	9,360,171

**	Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation related services.

***	Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

****	Interest expenses have been reclassified from interest income with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(479,262,194)	28%	41,555,508	2%	(437,706,686)	25%
Sales and marketing	(479,274,011)	28%	11,715,564	1%	(467,558,447)	27%
General and administrative	(194,203,673)	11%	58,066,756	3%	(136,136,917)	8%
Total operating expenses	(1,152,739,878)	67%	111,337,828	6%	(1,041,402,050)	60%

Income from operations	90,919,659	5%	111,337,828	6%	202,257,487	12%

Net income attributable to Ctrip’s shareholders	134,888,180	8%	111,337,828	6%	246,226,008	14%

Diluted earnings per ordinary share (RMB)	3.51		2.83		6.34

Diluted earnings per ADS (RMB)	0.88		0.70		1.58

Diluted earnings per ADS (USD)	0.14		0.12		0.26

	Quarter Ended March 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(440,653,457)	28%	44,381,634	3%	(396,271,823)	25%
Sales and marketing	(429,548,555)	27%	12,995,817	1%	(416,552,738)	26%
General and administrative	(191,227,092)	12%	64,266,792	4%	(126,960,300)	8%
Total operating expenses	(1,061,429,104)	67%	121,644,243	8%	(939,784,861)	59%

Income from operations	70,947,131	4%	121,644,243	8%	192,591,374	12%

Net income attributable to Ctrip’s shareholders	115,351,753	7%	121,644,243	8%	236,995,996	15%

Diluted earnings per ordinary share (RMB)	3.00		3.08		6.08

Diluted earnings per ADS (RMB)	0.75		0.77		1.52

Diluted earnings per ADS (USD)	0.12		0.12		0.24

	Quarter Ended June 30, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(309,851,724)	25%	35,003,222	3%	(274,848,502)	22%
Sales and marketing	(271,244,149)	22%	12,325,365	1%	(258,918,784)	21%
General and administrative	(158,708,095)	13%	63,838,858	5%	(94,869,237)	8%
Total operating expenses	(739,803,968)	59%	111,167,445	9%	(628,636,523)	50%

Income from operations	195,940,673	16%	111,167,445	9%	307,108,118	25%

Net income attributable to Ctrip’s shareholders	210,381,094	17%	111,167,445	9%	321,548,539	26%

Diluted earnings per ordinary share (RMB)	5.88		3.04		8.92

Diluted earnings per ADS (RMB)	1.47		0.76		2.23

Diluted earnings per ADS (USD)	0.24		0.12		0.36

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2036 on June 30, 2014 published by the Federal Reserve Board.